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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67834

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sendero Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Suite 501
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Thomas A. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sendero Securities, LLC**, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Thomas A. Carter

Signature

Chief Financial Officer

Title

Brenda D Allen

Notary Public

NOTARY PUBLIC
STATE OF TEXAS
BRENDA D ALLEN
My Commission Expires
September 6, 2015

This report** contains (check all applicable boxes):

■ (a) Facing page.
■ (b) Statement of Financial Condition.
■ (c) Statement of Income (Loss).
■ (d) Statement of Cash Flows.
■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
■ (g) Computation of Net Capital.
■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (l) An Oath or Affirmation.
■ (m) A copy of the SIPC Supplemental Report.
■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENDERO SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members
Sendero Securities, LLC

We have audited the accompanying financial statements of Sendero Securities, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 14, 2014

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets

Cash and Cash Equivalents	$ 256,733
Receivables	1,538,202
Prepaid Expenses	16,600
Clearing Deposit	100,000
Property and Equipment, Net	10,152
Other Assets, Net	62,500
Total Assets	1,984,187

Liabilities and Member's Equity

Liabilities

Accounts Payable	12,724
Payable to Related Party	111,816
Total Liabilities	124,540
Member's Equity	1,859,646
Total Liabilities and Member's Equity	$ 1,984,187

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Income
Year Ended December 31, 2013

Revenue	
Securities Commissions	$ 480,899
Investment Referral Fees	3,130,280
Other Income	150
Total Revenue	3,611,328
Expenses	
Office and Administrative Service Fees - Related Party	1,246,992
Clearing and Other Charges	413,455
Insurance	44,829
Professional Fees	40,016
Regulatory Fees	19,837
Other Expenses	15,921
Total Operating Expenses	1,781,049
Net Income	$ 1,830,279

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

Member's Equity, December 31, 2012	$	1,789,367
Net Income		1,830,279
Distributions to Member		(1,760,000)
Member's Equity, December 31, 2013	$	1,859,646

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net Income	$	1,830,279
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation and Amortization		21,364
Change in Assets and Liabilities		
Increase in Receivables		(268,260)
Increase in Prepaid Expenses		(806)
Decrease in Accounts Payable		(23,569)
Increase in Payable to Related Party		15,800
Decrease in Income Taxes Payable - State		(18,086)
Net Cash Provided by Operating Activities		1,556,722
Cash Flows from Investing Activities		
Purchase of Other Assets		(75,000)
Cash Flows from Financing Activities		
Distributions to Member		(1,760,000)
Net Decrease in Cash		(278,278)
Cash at Beginning of Year		535,011
Cash at End of Year	$	256,733

Supplemental Disclosure of Cash Flow Information:

The Company paid $16,040 in state income tax during the year.
There was no cash paid during the year for interest.

See notes to financial statements.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas in May 2007. The Company is a wholly-owned subsidiary of Sendero Partners, LLC, a Texas limited liability company. The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3–3(k)(2)(ii). Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control are not required. The company is a member of the Financial Regulatory Authority (FinRA). The Company's office is located in San Antonio, Texas and its customers are located throughout the United States of America. The Company issues financial statements on the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Accounting principals followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The Company's financial asset and liability amounts are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues from investment referrals based on various contracts with investment managers. Revenues are recognized on an accrual basis and based on terms defined in those agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with less than three month maturities or less to be cash equivalents. However, the Company owned no debt securities at December 31, 2013.

Property and Equipment: Property and equipment consist of computer equipment and is carried at cost. Depreciation and amortization are provided using straight-line method over the asset's estimated useful lives of primarily five years.

Other Assets: Other assets consist of the rights to certain cash flows and is carried at cost. Amortization is provided using straight-line method over the asset's estimated useful life of three years. Amortization expense totaled $12,500 for the year ended December 31, 2013.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2013, open Federal tax years include the tax years ended December 31, 2010 through December 31, 2012.

The net income or loss of the Company flows through to its sole member. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company is subject to state income taxes.

NOTE B – CLEARING BROKER

The Company has an agreement with JP Morgan Clearing Corporation ("JPMCC") to perform various securities clearance services. The agreement with JPMCC requires the Company to maintain net capital equal to the greater of the amount required by the SEC Uniform Net Capital rule or $100,000.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $232,192 which was $182,192 in excess of its minimum required net capital of $50,000. The Company's net capital ratio was 0.54 to 1.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$ 26,592
Accumulated depreciation	(16,440)
	$ 10,152

Depreciation expense totaled $8,864 for the year ended December 31, 2013.

NOTE E – CONCENTRATION OF RISK

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

The Company has investment referral fees due from two investment managers totaling $1,531,743, or approximately 77% of its total assets at December 31, 2013.

NOTE F – CONCENTRATION OF REVENUE

Two members of the Company generated approximately 95% of the Company's revenue for the year ended December 31, 2013.

Investment referral fees makes up approximately 87% of revenue for 2013. Entities controlled by a major shareholder account for approximately 49% of investment referral fees.

NOTE G – RELATED PARTY TRANSACTIONS

The Company has entered into a services agreement with Sendero Wealth Management, LLC ("SWM") whereby the Company pays a monthly fee for the use of SWM's employees and administrative resources. The Company and SWM share common owners and the same physical space. During 2013, the Company was billed $1,246,992 under this agreement, of which $111,816 is payable at December 31, 2013.

NOTE I – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE J – SUBSEQUENT EVENTS

The Company anticipates making distributions to its member of approximately $1,450,000 in the next nine months.

The Company has evaluated subsequent events through February 14, 2014, the date which the financial statements were available to be issued.

Schedule I

SENDERO SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Total member's equity qualified for net capital	$	1,859,646
Deductions and/or charges		
Non-allowable assets:		
Receivables		1,538,202
Prepaid Expenses		16,600
Property and Equipment, Net		10,152
Other Assets, Net		62,500
Total deductions and/or charges		1,627,454
Net Capital	$	232,192
Aggregate indebtedness		
Accounts Payable	$	12,724
Payable to Related Party		111,816
Total aggregate indebtedness	$	124,540
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	182,192
Ratio of aggregate indebtedness to net capital		0.54 to 1

See accompanying independent auditor's report.

SENDERO SECURITIES, LLC
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Sendero Securities, LLC

In planning and performing our audit of the financial statements of Sendero Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 14, 2014

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Sendero Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Amended Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Sendero Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sendero Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Amended Form SIPC-7). Sendero Securities, LLC's management is responsible for the Sendero Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement record entries (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 14, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067834 FINRA DEC
SENDERO SECURITIES LLC 17*17
7373 BROADWAY ST STE 501
SAN ANTONIO TX 78209-3269

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7,494.00

B. Less payment made with SIPC-6 filed (exclude interest) (~~2,158.17~~)
07/17/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $5,335.83

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,335.83

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,335.83

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sendero Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of January, 2014.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

PC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,611,329.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	$3,611,329.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$159,224.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	413,455.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 41,236.00	
Enter the greater of line (i) or (ii)	41,236.00
Total deductions	613,915.00
2d. SIPC Net Operating Revenues	$ 2,997,414.00
2e. General Assessment @ .0025	$ 7,494.00
	(to page 1, line 2.A.)